EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

The following lists the subsidiaries of the Registrant and the state or jurisdiction of incorporation.(1)

	Name and Address of Subsidiary	Incorporated

1.	ChoiceOne Bank 109 East Division Sparta, Michigan 49345	Michigan

2.	ChoiceOne Insurance Agencies, Inc. (2) 109 East Division Sparta, Michigan 49345	Michigan

(1)	Pursuant to Item 601(b)(21)(ii) of Regulation S-K, certain subsidiaries of ChoiceOne are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the period covered by this report.
(2)	This is a wholly-owned subsidiary of ChoiceOne Bank.